# KROLL BOND RATING AGENCY, LLC

## Form NRSRO Annual Certification

## EXHIBIT 9:

## Information Regarding Designated Compliance Officer

## Form NRSRO Exhibit 9

Exhibit 9. Provide in this Exhibit the following information about the designated compliance officer (identified in Item 4) of the Applicant/NRSRO: The Designated Compliance Officer for Kroll Bond Rating Agency, LLC is Sally Sears, who is employed by KBRA on a full-time basis.

Ms. Sears' employment history and educational background are presented below:

**EMPLOYMENT HISTORY**

**Kroll Bond Rating Agency, LLC (KBRA)**
September 2026 - Present, Designated Compliance Officer, Head of North American Compliance

**SAMSUNG ELECTRONICS AMERICA (KRX/LSE)**
May 2026-September 2026, Deputy Head of Compliance

**PRUDENTIAL FINANCIAL, INC. (NYSE: PRU)**
2021- April 2026, Vice President, Corporate Ethics Officer & Head of Corporate Compliance Team

**TYSON FOODS, INC., (NYSE: TSN)**
2018-2020, Vice President, Ethics & Compliance

**JENNER & BLOCK LLP**
1999-2018, Equity Partner/Associate

**EDUCATION**

**University of Michigan Law**
Juris Doctor, Order of the Coif

**Michigan State University**
Bachelor of Arts